LML PAYMENT SYSTEMS

news release

UNITED STATES PATENT AND TRADEMARK OFFICE ISSUES NOTICE OF ALLOWANCE FOR NEW PATENT DESCRIBING THE ELECTRONICFICATION OF PAPER CHECKS

LML's Intellectual Property Estate Now Includes Four Electronic Check Patents

VANCOUVER, BC, January 16, 2002 - LML Payment Systems Inc. (the "Corporation") (NASDAQ: LMLP) is pleased to announce its subsidiary LML Patent Corp. has received a Notice of Allowance from the United States Patent and Trademark Office for a new patent based upon United States Patent Application Serial No. 09/851,609. The new patent application contains seven new claims that address authorizing the debiting of funds from bank accounts without the requirement of negotiating a paper check. The corresponding patent should be issued within the next few months.

The new patent will result in an improvement to the Company's existing intellectual property estate which includes US patents 5,484,988, 6,164,528 and 6,283,366, all of which describe the electronification of paper checks, sometimes referred to as check truncation, check conversion, electronic check acceptance and electronic check presentment.

In April, 2001, US BankCorp Piper Jaffrey reported that electronic checking is in their opinion, the fastest growing retail payment method addressing the largest potential untapped electronic payment opportunity in the United States. The Federal Reserve study on checks vs. ePayments conducted in 2001 estimated that almost 50 billion paper checks were presented at retail establishments last year. Recently released statistics regarding electronic check transactions processed through the Fed's ACH network (POP transactions) indicate over 15 million electronic check transactions occurred in the 3rd quarter of 2001 bringing the total transaction volume between January and September, 2001 to over 38 million.

"We are encouraged by these numbers. 50 billion paper transactions annually represents a very large market, while we believe the 38 million electronic check transactions are beginning to reflect merchant acceptance and adaptation of Electronic Checking technology. Naturally, our aim is to convert as many paper transactions to electronic transactions as possible and, clearly, this is the driving force behind our comprehensive investment in related intellectual property," explained LML President and CEO, Patrick H. Gaines. "A patent is a government grant to exclude others from making, using or selling an invention as claimed in the patent for a fixed number of years. We are pleased with the development of our intellectual property estate which will shortly include four patents describing electronic checking. In light of market developments and dynamics, we are at this time exploring licensing and other business relationship opportunities. The allowance of this fourth patent strengthens our ability to enforce our intellectual property rights," added Gaines.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including Electronic Check Conversion (whereby paper checks are converted into electronic transactions), electronic check verification, electronic check re-presentment (whereby returned paper checks are re-presented for payment electronically), and primary and secondary check collection to supermarkets, grocery stores, multilane retailers, convenience stores and other national, regional and local retailers. We also specialize in providing selective routing, including real-time monitoring of check, debit, credit and EBT transactions for authorization and settlement through our flagship transaction processing product REPS (Retail Electronic Payment System). The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,283,366 regarding corporate checks and electronic fund transfers (EFT), in addition to U.S. Patent No. 6,164,528 regarding Internet checking transactions, and U.S. Patent No. 5,484,988 which describes a "Checkwriting Point of Sale System" which, through a database and authorization system, provides and administers various electronic payment services for customers and businesses.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS:
Patrick H. Gaines
President and CEO

(604) 689-4440
Investor Relations: (800) 888-2260